SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________
                              AMENDMENT NO. 8
                                     TO
                               SCHEDULE 14D-9
                    (WITH RESPECT TO THE TENDER OFFER BY
                     IMPERIAL CHEMICAL INDUSTRIES PLC )

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 8 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "ICI Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the ICI
     Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          On May 18, 1995, the Company issued a press release. A copy of such press release is filed herewith as Exhibit 31 and is incorporated herein by reference.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          31   Press Release, dated May 18, 1995, issued by the
               Company.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 18, 1995               GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

     31            Press Release, dated May 18, 1995, issued by the
                   Company.